CCO CAPITAL, LLC

(SEC I.D. No. 8-45375)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2025,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45375

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CCO Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2398 East Camelback Road, 4th Floor

(No. and Street)

Phoenix   **AZ**   **85016**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Vande Krol   **602-778-6329**   evandekrol@cimgroup.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

555 West 5th Street, Suite 2700 **Los Angeles**   **CA**   **90013**

(Address)   (City)   (State)   (Zip Code)

October 20, 2003   **34**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel:+1 213 688 0800
Fax:+1 213 688 0100
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Oversight Committee and Member of CCO Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CCO Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 2, 2026

We have served as the Company's auditor since 2014.

CCO Capital, LLC

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash and cash equivalents	$	6,003,695
Prepaid expenses		165,452
Due from affiliates		625,628
Total assets	$	6,794,775

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation	$	452,407
Accounts payable and other accrued expenses		115,081
Due to affiliates		220,442
Total liabilities		787,930
Commitments and contingencies (Note 5)		
Member's equity		6,006,845
Total liabilities and member's equity	$	6,794,775

The accompanying notes are an integral part of this statement.

Notes to the Statement of Financial Condition
As of December 31, 2025

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

CCO Capital, LLC ("CCO Capital" or the "Company"), a Delaware limited liability company and wholly-owned subsidiary of CCO Group, LLC (the "Parent"), is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). During the year ended December 31, 2025, the Parent was wholly owned by CIM Group Management, LLC ("CIM"), which owned common equity (contributed from its parent CIM Group, LLC effective December 31, 2021), and its affiliate CCA Acquisition, LLC ("CCA"), which owned preferred equity. On December 29, 2025, CIM acquired and canceled the preferred units previously held by CCA.

The Company serves as the dealer manager and sales agent, distributing shares of common and preferred stock for a publicly registered real estate investment trust (the "public REIT"), a non-diversified, closed-end management investment company that is operated as an interval fund (the "Interval Fund"), a business development company (the "BDC") and a real estate investment trust conducting a private placement offering (the "other REIT" and, together with the Interval Fund, the public REIT, and the BDC, the "Public and Other Funds"), advising them regarding offerings (the "Offerings"), managing relationships with participating broker-dealers and financial advisors, and providing assistance in connection with compliance matters relating to the Offerings. As of September 16, 2024, the Company is no longer distributing any shares in relation to the public REIT. In addition, the Company acts as placement agent for certain private funds that are managed by subsidiaries of CIM (the "Private Funds"). During the year ended December 31, 2025, both the public REIT and the other REIT where the Company served as the dealer manager as well as the Private Funds and the Interval Fund were affiliates of the Company as they are under common control with CIM and/or are managed by subsidiaries of the Parent or CIM.

The Company derives its revenues from selling commissions, dealer manager fees and stockholder servicing fees for services relating to the Offerings. Additionally, during the year ended December 31, 2025 the Company was party to expense-sharing agreements (the "Agreements") with the Parent and CIM whereby certain expenses are incurred by the Parent and CIM on behalf of the Company and are then reimbursed by the Company. See Note 3 – Related Party Transactions to the financial statement for further discussion. Therefore, if the Company were a stand-alone entity, the financial statement presented could be materially different.

The Company has experienced substantial recurring losses and negative cash flows from operations in recent years and through December 31, 2025. The Company's ability to continue as a going concern and to meet its capital requirements is dependent on continued financial support from its Parent either directly or through contributions received from CIM on an as needed basis. The Company has obtained the appropriate representations to affirm the continued financial support for a period that extends through February 2027. The Company received capital contributions of $14,200,000 from the Parent in 2025.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because the Company has limited its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in SEA Rule 15c3-3) for the year ended December 31, 2025. The Company files an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Summary of significant accounting policies

Basis of Accounting

The Company prepares its financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts. The Company deposits cash at high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Income Taxes

The Company is disregarded as an entity separate from the Parent for income tax purposes. Accordingly, the Company is generally not subject to federal and state income taxes on a standalone basis.

With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2021. The Company has determined that there are no material uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Reportable Segment

Management has determined that the Company operates one segment, based on the similarities in economic characteristics between its operations, the common nature of its services and the regulatory environment under which it operates. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including distribution of the Public and Other Funds' shares, marketing and selling the Public and Other Funds' shares and private placements. The Company has identified its President as the chief operating decision maker ("CODM"), who used net income (loss) to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM used excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. See Note 4 - Net Capital Rule to the financial statement for further discussion. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Additionally, the revenue and expense amounts reviewed by the CODM are at the same level of disaggregation as those presented on the Company's Statement of Operations. During the year ended December 31, 2025 all of the Company's revenue was derived in the U.S. from related parties. See Note 3 - Related Party Transactions to the financial statement for further discussion. The assets reviewed by the CODM are at the same level of disaggregation as those presented in the Company's Statement of Financial Condition.

Recent Accounting Pronouncements

The Company has reviewed all recently issued accounting pronouncements and has determined that there are no new standards or interpretations that are applicable or that are expected to have a material impact on its financial position, results of operations, or cash flows upon adoption for the year ended December 31, 2025.

Note 2. Accounts Payable and Accrued Expenses

Accounts payable and other accrued expenses consist of $55,202 for Financial Industry Regulatory Authority member fees and $59,879 for other accrued expenses.

Note 3. Related Party Transactions

Due from Affiliates

As of December 31, 2025, $9,154 was due from the Public and Other Funds for services related to the Offerings, $176,171 was due from the public REIT for expenses incurred related to the dealer manager agreement and $440,303 was due from CIM for services relating to the Private Funds.

Due to Affiliates

As of December 31, 2025, accrued compensation of $12,104 was due to the Parent and $440,303 was due to CIM consisting primarily of outstanding commissions and bonuses earned by the Company's registered representatives during the period which will become due to the Parent and CIM once paid to the Company's associated persons. Additionally, as of December 31, 2025, $220,442 was due to CIM for expenses paid by CIM on the Company's behalf.

Intercompany balances are settled in cash, quarterly, or more frequently if needed.

Note 4. Net Capital Rule

Pursuant to the net capital provisions of Rule 15c3-1 under the Exchange Act, the Company is required to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $5,656,068, which exceeded the minimum net capital requirement of $52,529 by $5,603,539. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

Note 5. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business, that are likely to have a probable adverse effect on its results of operations and financial condition.

Note 6. Subsequent Events

The Company has evaluated subsequent events, up to the date of this filing, and no subsequent events have occurred.

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